Exhibit 99.1
FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1. NAME AND ADDRESS OF COMPANY

Pan American Silver Corp. (the “Company”)
1500 - 625 Howe Street
Vancouver, British Columbia V6C 2T6

ITEM 2. DATE OF MATERIAL CHANGE

April 19, 2007

ITEM 3. NEWS RELEASE

A news release was issued by the Company on April 19, 2007 at Vancouver, British Columbia and distributed through the facilities of Canada NewsWire.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company announced today that construction and development is progressing on schedule for April 2008 completion at its Manantial Espejo silver-gold project (the “Project”) located in the Province of Santa Cruz, Argentina. Development of the two primary ramps, which provide underground access to the Maria and Melissa ore zones, is proceeding on schedule.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release.

ITEM 6. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. EXECUTIVE OFFICER

For further information, please contact:

Name:	Robert Pirooz
Office:	General Counsel
Telephone:	(604) 687-0333

ITEM 9. DATE OF REPORT

DATED at Vancouver, British Columbia, this 19th day of April, 2007.

“Signed”

Robert Pirooz General Counsel and Secretary